

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2013

Via E-mail
Michael Rothenberg
Moab Capital Partners, LLC
15 East 62nd Street
New York, NY 10065

>   **Re: Mac-Gray Corporation**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed April 30, 2013 by Moab Capital Partners LLC, Moab Partners, L.P.**
>   **and Michael Rothenberg**
>   **File No. 001-13495**

Dear Mr. Rothenberg:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14A – Preliminary Proxy Statement

General

1. Please revise the cover page of your proxy statement and the form of proxy to clearly identify each as being preliminary. Refer to Rule 14a-6(e)(1) of Regulation 14A.

2. We note that this filing refers security holders to information that will be contained in the issuer's proxy statement for its annual meeting. Please confirm that the participants intend to rely upon Rule 14a-5(c) to fulfill certain disclosure obligations within its proxy soliciting material. If so, clearly indicate which portions of management's proxy statement you are referring to for the relevant information required in Schedule 14A.

3. Please include information as of the most reasonable practicable date. In this regard, please fill in all blanks and missing information. You may use brackets to indicate the information is subject to change.

Reasons for the Solicitation, page 3

4. Please balance your tabular disclosure on page 3 to also provide the EV/EBITDA multiples paid in all eight of the acquisitions you state that Mac-Gray has made since its IPO in 1997.

5. Please provide the basis for your statement on page 3 that Mac-Gray's general and administrative expenses are higher as a percentage of revenue today than they were in 1997.

6. Please revise your disclosure to clarify how you calculated the Organic Revenue Compound Annual Growth Rate (CGAR) of Mac-Gray as 0.6% per year since its IPO. In addition, clarify your reference to "a number of price increases" that you state occurred since Mac-Gray's IPO in 1997.

7. Explain why you have included Copico in the chart on page 4 from which you derived the CGAR referenced in our last comment above. Is Copico a laundry business or a coin and card-operated reprographics business? Was Copico's business wound down in 2012? If so, why is it appropriate to include here?

8. Please clarify the time periods surrounding the "tenure of the Class I directors" and the "entire time" Mr. MacDonald has been CEO to provide context to your statement that "organic revenue has actually declined by $27.6 million." For example, if each Class I director has a different tenure, it is unclear what time frame was used to calculate the decline in organic revenue. Further, quantify the "significant" salary increases, incentive plan payouts and bonuses you state were rewarded to Mr. MacDonald during this period.

9. Participants must avoid statements in their disclosure that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. We note the first and second sentences in the first paragraph on page 4, the first sentence in the second paragraph and the penultimate sentence in the third paragraph on page 4 and the first sentence in the first paragraph on page 7 appear to imply that the current directors are unwilling to work to maximize stockholder value, possibly in violation of their fiduciary duties. Please provide us with support for the referenced disclosure or delete the statements.

10. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for

opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note for example:

- your belief that the two acquisition proposals from Coinmach Services Corporation and KP Capital were "stockholder-friendly;"
- your belief that the board approved "expensive acquisitions;"
- your belief that the company's use of corporate funds is to "entrench the board;"
- your belief that in response to you proposing your slate of directors for election at the company's 2012 Annual meeting, the company utilized its share repurchase program to negotiate a private stock purchase from a "dissident" shareholder;
- your belief that the company, as disclosed on page 8, "rewarded executives with cash incentives even when revenue and earnings decline[d];"
- your belief, as disclosed on page 8, that the decision to reduce the size of the board "after Moab named three persons to be nominated looks to us to be an attempt to entrench the criticized policies."

Please substantiate these beliefs or delete the statements.

11. We note your statement on page 4 that the board has "neglected to approve a new share repurchase authorization despite the fact that the stock price traded down 27% in the months following the last repurchase." Please revise your disclosure to provide a specific date range associated with the referenced 27% stock price decline to explain how you arrived at this figure.

12. In the same paragraph on page 4, provide context and explanation for your assertion that "[f]or whatever reason, the Board refuses to share Mac-Gray's substantial free cash flow with stockholders." In the next sentence, you acknowledge that the company is paying dividends. It appears that in February 2013, the board approved a significant increase in the dividend, and that dividends have increased for the last three years. Please balance your disclosure or explain it further, in light of these facts.

13. In order to provide context to your tabular disclosure on page 5, please identify the comparable companies, including the total market capitalization of each company and the specific 2011-2012 CEO salary of each company in the small-cap service industry comparables group. We note similar disclosure provided in your Schedule 13D filed on March 6, 2013.

14. We note your disclosure on page 6 that in the two years prior to the announcement of Moab's nominees, the company's "stock declined by 20% as Operating Income declined." Revise your disclosure to provide specific stock prices and date ranges surrounding the 20% stock price decline. In addition, clarify the decline in operating income you refer to.

15. Please provide narrative disclosure and labels for the graph provided on page 6. Your revised disclosure should explain the purpose of the graph and should describe the inputs and specific axes to the graph. For example, define "TUC" and explain whether the EPS used in the graph is straight EPS or adjusted EPS.

16. Please revise your disclosure on page 7 to clarify that the company successfully nominated Bruce Percelay, initially a Moab Capital nominee, as one of the company's director nominees for election as a Class III director at the company's 2012 Annual Meeting.

17. Provide the basis for your statement on page 7 that the "Company reports spending nearly $2 million over the course of these campaigns but has yet to take any corrective action." We note that two new independent directors have been appointed to the board, the company's shareholder rights plan has been terminated and the company has recommended the current charter amendment to shareholders which you support. Please revise to explain how you considered these actions in making your assertion above.

18. Provide the basis for your statement on page 7 that the company's "shares have delivered a compounded annual return of just 0.83% per year since going public through the date of Moab's nominations."

19. Please revise your disclosure on page 8 to discuss the board's decision, as described in the company's proxy materials, to reduce the number of Class I directors to be elected at the 2013 Annual Meeting to two given the retirement of current independent director, Mr. Edward F. McCauley.

20. Refer to the disclosure in the last full paragraph on page 9, in which you state that "Mr. Rothenberg, as Managing Director of Moab Capital, cannot disclaim all potential conflicts of interest with respect to the Company or all interest in seeking a transaction with the Company …" Expand the disclosure to explain how any such conflicts would be handled. In addition, explain whether (and if so, how) Moab and its nominees like Mr. Rothenberg could benefit from transactions with the company in a manner different than all other company stockholders. As an example only, could Moab or its affiliates potentially receive fees or bonus payments for a transaction with Mac-Gray?

Proposal 2, page 12

Moab recommends a vote FOR Proposal 2, page 12

21. Please revise your disclosure to clarify that the "similar" stockholder proposal submitted at the 2012 Annual Meeting requested an amendment to the By-Laws of the company, rather than the Amended and Restated Certificate of Incorporation. In addition, clarify that the stockholder proposal was not approved, as the affirmative vote of at least three-fourths of the shares present in person or represented by proxy at the Annual Meeting and

entitled to vote on the proposal was not reached. Please refer to the voting results for each of the proposals at the company's 2012 Annual Meeting announced in the Item 5.07 Form 8-K filed by the company on June 13, 2012.

22. Explain the impact on Moab as a significant shareholder of the company if this proposal is approved.

Solicitation, page 19

23. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant and filing person acknowledging that:

- the participant or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, or me, at (202) 551-3263 with any questions.

Sincerely,

 /s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

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        Alicia Harrison